EXHIBIT 99.1



FOR IMMEDIATE RELEASE
MONDAY, SEPTEMBER 9, 1996



                       FALCON BUILDING PRODUCTS ELECTS
                         INSILCO EXECUTIVE TO BOARD


CHICAGO, IL, September 9, 1996 - Falcon Building Products, Inc. (NYSE:FB) has elected Robert L. Smialek, the president and chief executive officer of Insilco Corporation, to its Board of Directors. Insilco Corporation (Nasdaq:INSL) is a diversified manufacturer of industrial components serving the telecommunications, electronics and automotive markets.

"Bob brings extensive engineering and manufacturing experience to the Falcon board. He has developed and implemented a strong growth strategy during his three years at the helm of Insilco," said William K. Hall, Falcon's president and chief executive officer. "Since Bob joined Insilco in 1993 as president and chief executive officer, earnings have improved from a substantial loss
to positive levels.   We expect Bob to make significant contributions to
Falcon's future success."

Smialek, 52, has a BS, MD and Ph.D. from Case Western Reserve University. He began his career at General Electric, starting as a research metallurgist in the GE Lighting Business Group in 1969 and working in a variety of engineering and manufacturing positions through 1988 in the GE Consumer Electronics Division and at GE Medical Systems. After two years as a group vice president at Tracor Instruments Group, a division of Tracor, Inc., in 1990 Smialek joined Siebe PLC, a London, England-based company where he rose to president and chief operating officer of the Temperature and Controls Group based in Dublin, Ohio and became a member of its Board of Directors.

Headquartered in Chicago, Falcon Building Products is a leading North American manufacturer and supplier of highly engineered building products serving residential, light commercial and consumer markets.